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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Eagle Pacific Industries
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   269719100
                                 (CUSIP Number)

                         Gary S. Kohler, Vice President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                  (612) 339-7151
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                               See Item 5(c)
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

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CUSIP No. 269719100
________________________________________________________________________________
   (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

        OKABENA PARTNERSHIP K, A MINNESOTA GENERAL PARTNERSHIP  41-1642281
________________________________________________________________________________
   (2)  Check the Appropriate Box if a Member of a Group
                                                            (a)   / /
                                                            (b)   /X/
________________________________________________________________________________
   (3)  SEC Use Only

________________________________________________________________________________
   (4)  Source of Funds

                          WC
________________________________________________________________________________
   (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                      / /
________________________________________________________________________________
   (6)  Citizenship or Place of Organization

              MN
________________________________________________________________________________
Number of        (7)  Sole Voting Power                  425,000 shares
Shares           _______________________________________________________________
Beneficially     (8)  Shared Voting Power
Owned by         _______________________________________________________________
Each Reporting   (9)  Sole Dispositive Power             425,000 shares
Person           _______________________________________________________________
With             (10) Shared Dispositive Power
________________________________________________________________________________
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

       425,000 shares
________________________________________________________________________________
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        /   /
________________________________________________________________________________
  (13) Percent of Class Represented by Amount in Row (11)
                              8.90%
________________________________________________________________________________
  (14) Type of Reporting Person (See Instructions)

          PN


                                Page 2 of 5 pages

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ITEM 1.   SECURITY AND ISSUER

          The class of equity securities to which this statement relates is the common stock, par value $.01 per share ( the "Common Stock"), of Eagle Pacific Industries, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 2430 Metropolitan Centre, 333 Seventh Street, Minneapolis, MN 55402.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) - (c). This statement is being filed by Okabena Partnership K, a Minnesota general partnership. Its principal business is investment. Okabena Investment Services, Inc., a Minnesota corporation, is the corporate managing partner of the Reporting Person and its principal business is to provide investment and administrative services. Their principal offices are located at 5140 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402-4139.

          (d) and (e). During the last five years, no Reporting Person and no person listed on Exhibit A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  U.S.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Working capital


ITEM 4.   PURPOSE OF TRANSACTION

          For investment.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).
          (c). The Reporting Person acquired 25,000 shares of Common Stock directly from the Company in a private placement on May 18, 1994 at a price of $1.75 per share. On May 8, 1996 the Reporting Person subscribed to purchase 400,000 additional shares of Common Stock, delivered by the Company on May 30, 1996, at a price of $2.50 per share. These additional shares were purchased in a private placement through Bank of America as a sales agent.


                                Page 3 of 5 pages

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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH
          RESPECT TO THE SECURITIES OF THE ISSUER

          None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A - Partners of the Reporting Person.


                                Page 4 of 5 pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 31, 1996                      OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                            Its Managing Partner

                                        By:    /s/ Gary S. Kohler
                                           ----------------------------------
                                             Gary S. Kohler, Vice President


                                Page 5 of 5 pages

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                                    EXHIBIT A


ITEM 99. IDENTITY AND BACKGROUND

     Set forth below is a list of the partners of Okabena Partnershp K and their respective occupations. The business address for each partner is c/o Okabena Company, 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139. The answer to Item 2(d) and (e) for each partner is negative. Each partner who is a natural person is a United States citizen.

     NAME OF PARTNER                               OCCUPATION

1.    Orchard Trust U/A 5-27-70 LJD, END,
      RJD, JWD Trustees                             N/A

2.    DCD Marital Elect. Inc. Trust                 N/A

3.    Edward N. Dayton Revocable Trust              Private Investor

4.    Edward N. Dayton Exemption Trust              N/A

5.    Sherry Ann Dayton                             Private Investor

6.    Christopher B. Dayton Rev. Tr.                Private Investor

7.    End Trust for Christopher                     N/A

8.    Christopher B. Dayton Excl. Tr.               N/A

9.    Martha B. Dayton Revocable Tr.                N/A

10.   End Trust for Martha                          N/A

11.   Martha B. Dayton Exclusion Tr.                N/A

12.   Michael K. Dayton Revocable Tr.               Private Investor

13.   End Trust for Michael                         N/A

14.   Michael K. Dayton Exclusion Tr.               N/A

15.   Robert J. Dayton Revocable Tr.                Chief Executive Officer
                                                   (Private Investment Company)

16.   Robert J. Dayton Trust                        N/A

17.   Robert J. Dayton Exemption Tr.                N/A

18.   Joan L. Dayton Revocable Tr.                  Private Investor

19.   James G. Dayton                               Architect

20.   RJD Trust for James                           N/A


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21.   James G. Dayton Exclusion Tr.                 N/A

22.   Tobin J. Dayton                               Environmentalist

23.   RJD Trust for Tobin                           N/A

24.   TJD Exclusion Trust                           N/A

25.   Mae F. Dayton                                 Research Development
                                                    Director

26.   Scott N. Dayton                               Retailer

27.   RJD Trust for Scott                           N/A

28.   Scott N. Dayton Exclusion Tr.                 N/A

29.   John W. Dayton Exemption Trust                N/A

30.   Chadwick L. Dayton                            Student

31.   Chadwick L. Dayton Trust                      N/A

32.   Chadwick L. Dayton Exclus. Tr.                N/A

33.   Whitney L. Dayton                             Student

34.   Whitney Loher Dayton Trust                    N/A

35.   Whitney L. Dayton Exclusion Tr.               N/A

36.   Virginia Y. Dayton Revoc. Tr.                 Private Investor

37.   Virginia Y. Dayton Term. Trust                N/A

38.   Mark B. Dayton                                State Auditor
                                                    State of Minnesota

39.   Brandt N. Dayton                              President, Brandt N. Dayton
                                                    & Co. (Art Dealer)

40.   BND 1978 Family Trust                         N/A

41.   BBD 1966 Trust for BND                        N/A

42.   Christian B. Dayton                           Therapist

43.   Marina B. Dayton                              Minor

44.   Marina Bliss Dayton Trust                     N/A

45.   Alexander B. Dayton                           Minor

46.   Alexander B. Dayton Trust                     N/A


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47.   Lucy B. Dayton                                Veterinarian

48.   LBD 1985 Family Trust                         N/A

49.   BBD 1966 Trust for LBD                        N/A

50.   Lucy B. Dayton 1990 Term Trust                N/A

51.   Margaret Bliss O'Keefe                        Minor

52.   Margaret Bliss O'Keefe Trust                  N/A

53.   Angus Dayton O'Keefe Trust                    N/A

54.   Catherine Greer O'Keefe Trust                 N/A

55.   Anne D. Buxton                                Artist

56.   BBD Trust for ADB                             N/A

57.   ADB & RMB Term Trust                          N/A

58.   Nicholas Sherman Buxton Trust                 N/A

59.   Henry M. Buxton Irrev. Trust                  N/A

60.   Wallace C. Dayton Revocable Tr.               Private Investor

61.   WCD 1978 Grandchildren's Trust                N/A

62.   Mary Lee Dayton Revocable Tr.                 Private Investor

63.   Sally D. Clement Revocable Tr.                Therapist

64.   1983 SDC Children's Trust                     N/A

65.   SDC-SMC 1985 Char. Term Trust                 N/A

66.   Stephen M. Clement III                        Educator

67.   Theodore D. Clement                           Minor

68.   Theodore D. Clement Trust                     N/A

69.   Theodore D. Clement Exclus. Tr.               N/A

70.   Winston W. Clement                            Minor

71.   Winston W. Clement Trust                      N/A

72.   Winston W. Clement Exclus. Tr.                N/A

73.   Ellen D. Sturgis Revocable Tr.                Private Investor

74.   EDS 1978 Family Trust                         N/A

75.   Ellen 1985 Char. Term Trust                   N/A

76.   Sheldon S. Sturgis Revoc. Tr.                 President, ESCO Industries

77.   Matthew D. Sturgis                            Minor

78.   Matthew D. Sturgis Trust                      N/A

79.   Matthew D. Sturgis Exclus. Tr.                N/A

80.   Katherine L. Sturgis                          Private Investor

81.   Katherine L. Sturgis Trust                    N/A

82.   Katherine L. Sturgis Excl. Tr.                N/A

83.   Rosamond G. Sturgis                           Minor

84.   Rosamond G. Sturgis Trust                     N/A

85.   Rosamond G. Sturgis Excl. Tr.                 N/A

86.   Katherine D. Nielsen Revoc. Tr.               Private Investor

87.   KDN 1980 Family Trust                         N/A

88.   Katherine 1984 Char. Term Trust               N/A

89.   Stuart A. Nielsen                             Artist

90.   Samuel D. Richardson                          Minor

91.   Samuel D. Richardson Trust                    N/A

92.   Samuel D. Richardson Excl. Tr.                N/A

93.   Olivia Maren Nielsen                          Minor

94.   Olivia M. Nielsen Irrev. Trust                N/A

95.   Elizabeth D. Dovydenas                        Private Investor

96.   EDD 1980 Family Trust                         N/A

97.   John D. Dovydenas                             Minor

98.   John D. Dovydenas Exclusion Tr.               N/A

99.   Elena L. Dovydenas                            Minor

100.  Elena L. Dovydenas Exclus. Tr.                N/A


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101.  K.N. Dayton Recovable Trust                   Private Investor

102.  1983 Oakleaf Trust U/A 11-1-83                N/A

103.  Julia W. Dayton Revocable Tr.                 Private Investor

104.  C.J. Winton Trust U/A 8-1-35                  N/A

105.  Judson M. Dayton Revocable Tr.                Private Investor

106.  JMD 1985 Family Trust                         N/A

107.  KND 1966 Trust for C&D                        N/A

108.  JMD 1985 Charitable Term Trust                N/A

109.  EJD 1988 Term Trust                           N/A

110.  Caroline Avery Dayton                         Minor

111.  Caroline Avery Dayton Trust                   N/A

112.  Caroline A. Dayton Exclus. Tr.                N/A

113.  Davis Winton Dayton Trust                     N/A

114.  Davis W. Dayton Exclusion Tr.                 N/A

115.  Duncan N. Dayton Revocable Tr.                Real Estate Developer

116.  DND 1990 Family Trust                         N/A

117.  KND 1966 Trust for DND                        N/A

118.  Duncan N. Dayton Term Trust                   N/A

119.  Katharine L. Kelly Revoc. Tr.                 Private Investor

120.  Douglas J. Dayton Revocable Trust             President, Dade, Inc.
                                                    (Medical Technology)

121.  David D. Dayton Revocable Tr.                 Engineer, MTS Systems
                                                    (Engineering Firm)

122.  Newton Family Trust                           N/A

123.  Newton Term Trust                             N/A

124.  Vanessa D. Dayton Revocable Trust             Pathologist

125.  Isaac N. Dayton Irrev. Trust                  N/A

126.  Caleb F. Dayton Irrev. Trust                  N/A


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127.  Steven J. Melander-Dayton Rev.                Private Investor

128.  SJMD 1985 Family Trust                        N/A

129.  SJMD 1985 Char. Term Trust                    N/A

130.  A.M. Melander-Dayton Trust                    N/A

131.  D.J. Melander-Dayton Trust                    N/A

132.  Jaclyn Melander Irrev. Trust                  N/A

133.  Allison Melander Irrev. Trust                 N/A

134.  Bruce C. Dayton Revocable Tr.                 Chef

135.  Pamela W. Ritz                                Private Investor

136.  Margot S. Ritz Irrev. Trust                   N/A

137.  Charlotte A. Ritz Irrev.Trust                 N/A

138.  Nicholas J. Braun Irrev. Trust                N/A

139.  Christopher D. Braun Ir. Trust                N/A

140.  Deeann L. Thompson                            Specialty Retailer

141.  Bruce C. Lueck                                President and Sole
                                                    Director Okabena Investment
                                                    Services, Inc.

142.  Bruce C. Lueck - Service Ptnr.                President and Sole
                                                    Director Okabena Investment
                                                    Services, Inc.

143.  Gary S. Kohler                                Vice-President
                                                    Okabena Investment
                                                    Services, Inc.

144.  Gary S. Kohler - Service Partner              Vice-President
                                                    Okabena Investment
                                                    Services, Inc.

145.  GND 1936 Trust for DCD                        N/A

146.  DCD Trust Under Will                          N/A

147.  DCD 1966 Charitable Trust                     N/A

148.  DCD 1967 Charitable Trust                     N/A

149.  Edward N. Dayton Term Trust                   N/A

150.  Robert J. Dayton Term Trust                   N/A

151.  John W. Dayton Term Trust                     N/A

152.  GBD Trust for BBD                             N/A

153.  GND 1936 Trust for WCD                        N/A

154.  GND 1950 Trust for WCD                        N/A

155.  GBD Trust for WCD                             N/A

156.  SDC 1986 Term Trust                           N/A

157.  SDC 1988 Term Trust                           N/A

158.  John D. Dovydenas Trust                       N/A

159.  Liudas Dovydenas Tr. for John                 N/A

160.  Elena L. Dovydenas Trust                      N/A

161.  Liudas Dovydenas Tr. for Elena                N/A

162.  GND 1936 Trust for KND                        N/A

163.  GND 1950 Trust for KND                        N/A

164.  GBD Trust for KND                             N/A

165.  GND 1936 Trust for DJD                        N/A

166.  GND 1950 Trust for DJD                        N/A

167.  GBD Trust for DJD                             N/A

168.  DJD '68 Char. Trust for I&C                   N/A

169.  DJD '69 Char. Trust for I&C                   N/A

170.  DJD '68 Trust for A&D                         N/A

171.  DJD '69 Char. Trust for A&D                   N/A

172.  DJD '68 Char. Trust for BDC                   N/A

173.  DJD '69 Char. Trust for BCD                   N/A

174.  Okabena Investment Services, Inc.             N/A